SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                                  FORM 6-K

                      Report of Foreign Private Issuer


                    Pursuant to Rule 13a-16 or 15d-16 of


                    The Securities Exchange Act of 1934



                       For the month of November 2002


                              Hummingbird Ltd.
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              (Translation of registrant's name into English)


             1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada.
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                  (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F _____   Form 40-F __X__


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes _____         No __X__

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                               DOCUMENT INDEX

Document                                                               Page No.

1.       News release dated November 5, 2002                               4


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                                                                   Document 1
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Hummingbird TM
[Logo Graphic Omitted]


               MCDONOUGH HOLLAND & ALLEN SELECTS HUMMINGBIRD
          ENTERPRISE TO DELIVER INCREASED LEVEL OF CLIENT SERVICE

Hummingbird's comprehensive, integrated solutions will provide the law firm with significant advantages in cost and overall effectiveness

Toronto - November 5, 2002- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems
(EIMS), today announced that McDonough, Holland & Allen (MH&A), one of the more progressive law firms in Northern California, has purchased Hummingbird Enterprise 5.0 for its document and records management, collaboration and portal technologies. Hummingbird Enterprise will enable MH&A's staff to collaboratively share information and knowledge between attorneys and clients on a real-time basis, ultimately resulting in better service, reduced costs and increased overall efficiencies that will benefit their clients.

"Our decision to purchase Hummingbird Enterprise reflects the firm's commitment to technology," said Don Evans, Executive Director of McDonough, Holland & Allen. "We are enhancing our technology infrastructure to offer our clients the most up-to-date and cost-effective delivery of legal services available today."

McDonough, Holland & Allen represents businesses, public entities, and individuals on a wide range of legal issues from its offices in Sacramento, Oakland and Yuba City. As the firm has grown, cross-departmental work has become increasingly important so providing its lawyers and staff with the most advanced technology available is a significant focus for the firm. Hummingbird's complete solution met MH&A's need for a reliable and integrated document management and collaboration system that would allow them to easily access and manage their existing knowledge base.

"The primary reason for this investment is to increase the level of services we provide our clients," said Paul Hurley, IT Director for MH&A. "After an extensive vendor evaluation process, we chose Hummingbird because they offered us a secure, flexible and integrated solution that will allow our attorneys to seamlessly search, access and share our entire enterprise content between offices and across all areas of the firm."

Hummingbird Enterprise offers advanced document and content management, collaboration and portal technologies that will enable the firm to securely categorize, save and easily retrieve all of their existing and new electronic documents, including traditional word processing and spreadsheet files as well as email and voice messages. The records management system will allow MH&A to create, track and follow a more consistent file plan. The firm will also integrate Hummingbird's imaging software to create a robust records management system that will contain not only records of their imaged documents, but also any paper documents, as well as electronic records. MH&A staff can share, search for, and administer their records throughout the firm, no matter which of their three offices they are in.

"Our clients have very high expectations of their IT investments and one of the main reasons we remain the undisputed leader in the legal market, is because we strive to exceed those expectations," said Barry Litwin, president, Hummingbird Ltd. "We are delighted that McDonough, Holland & Allen has chosen Hummingbird Enterprise to enhance their high quality of service and value they deliver to their clients."

About McDonough, Holland & Allen
McDonough, Holland & Allen is a full-service law firm with offices in Sacramento, Oakland and Yuba City. MH&A provides legal services to businesses, individuals, and public agencies in the areas of business and taxation, bankruptcy, employment law, environmental, redevelopment and public law, financial services, health care, intellectual property, litigation, real estate and construction law, and securities matters.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360-degree view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system
(EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
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Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200                            Tel: (416) 496-2200 ext. 2623
Fax: 416-496-2207 ext. 2205                  Fax: (416) 496-2207
                                             michele.stevenson@hummingbird.com
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                                 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Hummingbird Ltd.
                                              (Registrant)


Date: December 6, 2002                        By:  /s/ Inder P.S. Duggal
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                                                   Inder P.S. Duggal
                                                   Chief Financial Officer and
                                                   Chief Controller